Infrastructure Developments Corporation

299 S. Main Street, 13th Floor

Salt Lake City, Utah  84111

July 10, 2013

Nudrat Salik, Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C.  20549

Dear Nudrat Salik:

Thank you for your correspondence dated June 26, 2013, file number 0-52936, and your guidance by telephone on July 8, 2013. We are required to respond to the letter within 10 business days. As we are awaiting a confirmation of our reply from our auditor, we kindly request additional time for our response. Also, our Edgar filer will be unavailable to file our response next week. Accordingly, we request an extension until Monday, July 22nd.

Sincerely,

/s/ Shawn Teigen

Shawn Teigen